UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                               SEPTEMBER 16, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL  SECURES (EURO) 2 MILLION GRANT FROM DUTCH MINISTRY OF ECONOMIC  AFFAIRS
TO DISCOVER ANTIBODIES AGAINST ANTIBIOTIC-RESISTANT BACTERIAL INFECTIONS

LEIDEN, THE NETHERLANDS, SEPTEMBER 16, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has received a grant of up to (euro) 2 Million from the SenterNovem Innovation Subsidy for Collaborative Projects program of the Dutch Ministry of Economic Affairs. The grant supports a collaborative effort aimed at applying Crucell's MAbstract(R) technology to the discovery of antibodies to assist in the future development of new medicines against antibiotic-resistant bacteria.

Antibiotic resistance is spreading at an alarming rate among bacteria, with more than 200,000 patients dying of hospital-acquired infections annually in the US and Europe. Bloodstream infections, pneumonia and tissue infections affect almost 2 million patients each year, contributing US$ 5 billion to annual healthcare costs in the US alone.

Crucell has assembled a network of leading research institutes for the project, including Harvard Medical School in the US and specialized groups from Dutch universities. In the course of the project the Company intends to exploit its antibody technology, known as MAbstract(R), together with its vaccine and production platforms, to facilitate the future development of treatments against antibiotic-resistant bacteria. MAbstract(R) technology can be used to discover drug targets, such as proteins from infectious agents including bacteria and viruses, and also to identify human antibodies against those drug targets.

"Our experience and knowledge of our core technologies continues to grow as we forge ahead with our vaccine and antibody development programs," said Dr Jaap Goudsmit, Crucell's Chief Scientific Officer. "We are proud that we can now apply this expertise to the field of drug-resistant bacterial diseases that is such a prominent problem in hospital settings."


ABOUT SENTERNOVEM

SenterNovem is an agency of the Dutch Ministry of Economic Affairs. Its stimulation programs and different subsidy schemes target high technology, energy, the environment, exports and international collaboration.


ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   September 16, 2005                             /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer